Form 51–102F3
MATERIAL CHANGE REPORT

PART 1           GENERAL INSTRUCTIONS AND INTERPRETATION

(a)      Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)      Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)      Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)      Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)      Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2           CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St.
Vancouver , B.C. V6C 3E8

Telephone: (604) 685-6375

Item 2.	Date of Material Change

May 24, 2006

Item 3.	News Release News Release dated May 24, 2006 was disseminated via Stockwatch on May 24, 2006 and filed on SEDAR on May 29, 2006.

Item 4.	Summary of Material Change Evolving Gold Corp. (the “Company”) announced that it has acquired the Malone property in New Mexico from Newmont Mining Corporation.

Item 5.

Full Description of Material Change

The Company has acquired the Malone property in New Mexico from Newmont Mining Corporation. Malone is located 20 km northeast of Lordsburg, New Mexico, USA and lies on the west flank of the Burro Mountains, 17 km southwest of the Tyrone porphyry copper deposit. Malone consists of 80 unpatented mining claims covering an area of approximately 4 by 1.8 km. Of the 223 rock samples taken by Newmont geologists over the property, 33 samples contained between 1 and 23 gpt gold, while 25 samples contained between 0.5 and 1 gpt gold. Eleven of these 223 samples contained over 100 gpt silver with a maximum value of 694 gpt. Mineralization occurs as quartz veins and stockwork zones in a Proterozoic granite.

The Company has started geological mapping of the claim group and reconnaissance geophysical work with the objective of outlining drill targets. Newmont will retain a 2% net smelter return on any production from the property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 14th day of December, 2006.

“Lawrence A. Dick”
________________________________
Lawrence A. Dick
President